Exhibit 12.1

HUNTSMAN INTERNATIONAL LLC AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(DOLLARS IN MILLIONS)

	Three months ended March 31,		Year Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
Fixed Charges:
Interest expensed and capitalized (includes amortization of deferred financing costs)	$54	$53	$209	$241	$264	$249	$243
Interest portion of rent expense	7	8	31	30	30	28	27
Total fixed charges	$61	$61	$240	$271	$294	$277	$270
Earnings:
Pretax income (loss) from continuing operations less equity income	$107	$(33)	$281	$552	$362	$160	$(243)
Fixed charges	61	61	240	271	294	277	270
Amortization of capitalized interest	1	1	3	3	3	3	3
Less:
Interest capitalized	(3)	1	(7)	(3)	(2)	(1)	(3)
Total earnings plus fixed charges	$166	$30	$517	$823	$657	$439	$27
Ratio of earnings to fixed charges	2.7	0.5	2.2	3.0	2.2	1.6	—
Deficiency of earnings to fixed charges	$—	$31	$—	$—	$—	$—	$243